Exhibit 99.22

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended July 31, 2020

(Expressed in Canadian Dollars unless otherwise stated)

September 23, 2020

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the three months ended July 31, 2020, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended July 31, 2020, and its audited consolidated financial statements and the notes thereto for the years ended April 30, 2020 and 2019, copies of which are available under the Company’s profile at www.sedar.com.

The Company’s condensed interim consolidated financial statements for the three months ended July 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless otherwise stated, all information contained in this MD&A is as of September 23, 2020.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to A$ are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	statements with respect to future events or future performance;
●	the impact of general business and economic conditions;
●	expected impacts of the novel coronavirus (COVID-19) pandemic on the Company;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors” in the Company’s management’s discussion and analysis for the year ended April 30, 2020 and its other disclosure documents, which are available under the Company’s profile at www.sedar.com.

This list of factors should not be construed as exhaustive.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) and its common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech.

During the three months ended July 31, 2020, uranium prices averaged US$32.93 per pound, representing an approximately 33.0% increase compared to an average of US$24.77 per pound in the corresponding period in 2019. As at July 31, 2020, uranium prices ended at US32.20 per pound, approximately 26.3% higher than the uranium prices on July 31, 2019 but down 1.7% compared to the month end prices in April 2020. (Source: UxC LLC)

On September 11, 2020, the United States Department of Commerce (“DOC”) reached an initialed agreement with the Russian State Atomic Energy Corp., Rosatom, on an extension to the Russian Suspension Agreement (“RSA”) which limited Russian low enriched uranium imports at a level equal to 20% of U.S. uranium requirements. This RSA agreement was set to expire at the end of 2020, however, DOC asserted in a preliminary determination that the conditions of Russian dumping would likely continue in absence of restrictions. This, and pressure from the U.S. Congress and Trump Administration, provided for the conditions of a negotiated settlement which balances the interests of the U.S. utility consumers and the domestic nuclear fuel cycle industry, and extends restrictions through 2040. The new quota caps vary by year and fuel cycle component, however, the average uranium enrichment import levels will be reduced to 17% (down from 20%), and the contained uranium import levels will be further reduced to 7% of U.S. requirements through 2040 (as much as a 75% reduction from the previous levels). The initialed RSA document is currently in a public review and comment period with an objective to finalize the agreement in October 2020. This historic trade deal, plus the pending strategic national uranium reserve, will provide very meaningful steps toward revitalizing the American uranium mining industry.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Global Market Developments

Over the past few years, global uranium market fundamentals have been improving as the market transitions from being an inventory driven to more of a production driven market. The spot market bottomed in November of 2016 at about $17.75 per pound U3O8, and from there it has since rallied 75% through August of 2020. Reductions in production from several global producers and secondary sources was pushing the supply demand balance toward a structural deficit in upcoming years. In March of this year, the COVID-19 pandemic resulted in about 50% of the world’s uranium production being taken off-line. This has accelerated the market rebalancing process and resulted in about 20 million pounds of production removed from this year’s supply base that will not be made up. This is expected to drop 2020 global uranium production close to 120 million pounds, resulting in a significant 60-million-pound gap between requirements that must be filled from finite inventory and other secondary market sources. (Source: UxC LLC Market Outlook Q4 2019; Q3 2020)

Higher priced contracts that have supported production are continuing to roll out of producer and utility supply portfolios. These higher priced contracts are not replaceable with current market prices below production costs for the vast majority of western producers. This will likely continue the trend of production cuts and deferrals until prices rise sufficiently to sustain long-term mining operations. In addition, some projects are in their final stages of production as their resources become depleted.

On the demand side of the equation, the global nuclear energy industry continues grow in a robust manner, with 50 new reactors connected to the grid since the start of 2013 and another 53 reactors under construction as of August 2020. Total worldwide nuclear electricity generation approached record levels in 2019, returning to pre-Fukushima production volumes (and uranium demand). Further upside market pressure also appears likely as utilities finally return to a longer-term contracting cycle to replace expiring contracts, something the market has not experienced for several years, and should result in greater price discovery in the spot, medium and long term markets. (Source: World Nuclear Association September 2020, International Atomic Energy Association Power Reactor Information System September 2020).

Recent Developments

The following is a description of selected recent developments respecting the business of the Company during the three months ended July 31, 2020.

Royalties

●	Langer Heinrich Royalty - On June 30, 2020 Paladin Energy Ltd. (“Paladin”) announced the result of the Langer Heinrich Restart Plan, which refined the results of the previous 2019 Prefeasibility Report (“PFS”). The release states that the Langer Heinrich Mine could be brought back into production for US$81 million of pre-production cash expenditure with a 12-month ramp-up to nameplate production capacity due to the utilization of stockpile material in the first year. The Paladin announcement also stated a C1 Cost of Production of US$27 per pound and a 17-year mine life with peak production of 5.9 million pounds of U3O8 for seven years. The Life of Mine Plan disclosed by Paladin in the announcement outlined three distinct operational phases; Ramp-Up (Year 1), Mining (Years 2 to 8) and Stockpile (Years 9 to 17). The announcement also re-stated the mineral resources associated with the project, explicitly including the run-of-mine stockpiles in the resources. The underlying in-situ mineral resource as announced by Paladin on October 14, 2019 remained unchanged, as are the tonnes and grade stated for run-of-mine stockpiles in the same announcement. Paladin also indicated that the company will only consider a restart when it secures an appropriate term-price contract with sufficient tenor and value to deliver an appropriate return to all stakeholders.

●	Dewey-Burdock Royalty - On August 11, 2020, Azarga Uranium Corp. (“Azarga”) announced that it had secured the required capital necessary to fund the financial assurance bonds for the Class III and Class V Underground Injection Control permits for the Dewey-Burdock project. The financial assurance bonds are required before the Environmental Protection Agency can issue its final permits for the project.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

●	Lance Royalty - Peninsula Energy Ltd. (“Peninsula”) announced on August 11, 2020 that a second low-pH field demonstration had been initiated, as well as addition positive laboratory testing on the use of oxidant additives and improved ion exchange resins. License amendments were being prepared for use of the oxidants and for the use of the existing ponds for solids management with future production operations. While the Company’s royalty coverage does not include the Ross permit area, the studies impact the mining approach of the overall Lance project.

COVID-19 Pandemic

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID-19 pandemic is continuing to cause significant widespread global infections and fatalities. It has also materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on its employees and on global financial markets.

Commencing around the end of the second quarter of 2020, many countries have taken measures to ease restrictions on economic and social activities to, among other things, reopen their economies by allowing businesses to restart and encourage economic recovery. The results of such economic measures and the reopening have varied from country to country, with certain countries currently reporting relatively stable infection rates and others, such as the United States, reporting a spike in infections and fatalities. Currently, the Company is unable to predict the outcome or pace of such economic reopening and the strength or timing of any recovery. Neither can it predict whether the easing of pandemic health restrictions will result in such a material resurgence in infections and fatalities as would cause governments to re-impose some or all prior or new restrictive measures, including business closures. The current and expected impacts are anticipated to be far-reaching. A prolonged economic downturn resulting from the pandemic may have significant negative impacts on uranium demand and pricing generally, which could have a material adverse impact on the Company’s results of operations and financial condition.

In response to COVID-19, the Company has taken actions to augment its safety protocols, protect its employees and strengthen its balance sheet in response to the pandemic. These measures have included instituting work from home protocols and reducing management and directors’ fees to preserve resources in the face of the economic uncertainty resulting from the COVID-19 pandemic. Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

To date, the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, including that the operator of the Workman Creek Project announced a delay of a planned drilling program.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
Roughrider(1)	Rio Tinto plc	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(2)	Uranium Energy Corp. (“UEC”)	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% NSR
Dewey-Burdock(2)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(2)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(2)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Royalty Option
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	Also applies to the Russell Lake and Russell Lake South projects.
(2)	The royalty does not apply to the entirety of the project.
(3)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

Strategic Investment in Yellow Cake plc

URC owns approximately 9% of the outstanding ordinary shares of Yellow Cake, a company listed on Alternative Investment Market of the London Stock Exchange that purchases and holds physical uranium. The long-term strategic relationship between the Company and Yellow Cake, include, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to its agreement with Kazatomprom.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

●	Physical Uranium Opportunities: The Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. As at June 30, 2020, Yellow Cake’s total U3O8 holding was 9.32 million pounds. (Source: Yellow Cake plc Quarterly Operating Update for the quarter ended June 30, 2020)

Overall Performance

For the three months ended July 31, 2020, the Company incurred a net loss of $382,264, compared to a net loss of $601,987 for the three months ended July 31, 2019. As at July 31, 2020, the Company had working capital of $42,474,241.

Discussion of Operations

Three months ended July 31, 2020, compared to three months ended July 31, 2019

The Company’s net loss was $382,264 in the three months ended July 31, 2020, compared to a net loss of $601,987 for the same period in the previous fiscal year. The decrease in net loss was primarily the result of lower management and director’s fees, project expenditures and interest expense. The positive impact of the aforesaid changes was partially offset by the recognition of a foreign exchange loss in the current quarter and higher general and administrative expenses and consulting and professional fees. The Company recognized a gain on modification of a margin loan of $346,676 in the three months ended July 31, 2019. The margin loan was fully repaid during the year ended April 30, 2020.

The Company incurred consulting fees of $60,182 in the three months ended July 31, 2020, compared to $24,000 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during such period.

In the three months ended July 31, 2020, the Company incurred general and administrative expenses of $70,429, primarily consisting of regulatory filing, transfer agent and warrant agent fees of $7,597 (2020: $4,098), salaries and benefits of $18,753 (2020: $17,381), insurance expense of $18,135 (2020: $2,573), office expense of $1,912 (2020: $607), technology expense of $4,203 (2020: $1,618), travel expense of $80 (2020: $10,166), rental expense of $12,428 (2020: $13,130) and conferences and marketing expense of $7,321 (2020: $755), compared to $50,328 for the same period in the previous fiscal year. The increase was primarily the result of additional expenses paid for regulatory filings, shareholders’ communications, and directors’ and officers’ insurance policy after the Company became a public company.

The Company incurred management and directors’ fees of $78,793 for the three months ended July 31, 2020, compared to $210,171 for the same period in the previous fiscal year. On May 1, 2020, the Company implemented corporate-wide cost-cutting measures, including a temporary reduction in management and directors’ fees, in response to the significant financial market uncertainty resulting from the COVID-19 pandemic.

In the three months ended July 31, 2020, the Company incurred professional fees of $62,857, consisting primarily of legal fees for corporate matters and audit fees, compared to $55,280 for the same period in the previous fiscal year.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

For the three months ended July 31, 2020, the Company recognized a foreign exchange loss of $108,315, compared to a foreign exchange gain of $198,181 for the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

Use of IPO Proceeds

The Company’s initial public offering (“IPO”) closed on December 6, 2019. Including partial exercises of the over-allotment option by the agents, the Company received net proceeds in an aggregate amount of $28,600,625 under the IPO, which was comprised of gross proceeds of $30,215,250, less the agents’ fees of $1,459,604 and securities issuance costs of $155,021. The Company also incurred offering expenses associated with the IPO of $429,471. The net proceeds to the Company from the IPO were $28,171,154.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Company’s IPO prospectus, and net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to July 31, 2020.

	As disclosed in the prospectus ($)	July 31, 2020 ($)
Repayment of Bank of Montreal credit facility	12,791,591	12,846,194
Cash consideration for the acquisition of royalties(1)	3,254,063	3,252,825
Future acquisitions	4,000,000	-
General and administrative expenses(2)(4)	1,433,000	1,065,695
General working capital purposes(3)(4)	6,181,346	11,006,440
Total	27,660,000	28,171,154

Note:

(1)	Comprised of cash paid to acquire the Reno Creek Royalty and the Roughrider Royalty.
(2)	Included consulting fees, general and administrative, management and directors’ fees and professional fees.
(3)	Included unused cash of $4 million and $0.8 million to be deployed for future acquisitions and general and administrative expenses, respectively, as at July 31, 2020.
(4)	During the three months ended July 31, 2020, the Company used working capital of $272,261 for general operations and administrations.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
October 31, 2018	-	(1,578,238)	(0.06)	-
January 31, 2019	-	(1,541,851)	(0.04)	-
April 30, 2019	-	(1,585,881)	(0.04)
July 31, 2019	-	(601,987)	(0.01)	-
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-
April 30, 2020	-	144,350	0.00	-
July 31, 2020	-	(382,264)	(0.01)	-

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Changes in net income (loss) from quarter to quarter are affected primarily by acquisitions of royalties, interest expenses on historic credit facilities which had been repaid by the Company in prior years, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods.

Liquidity and Capital Resources

	As at July 31, 2020 ($)	As at April 30, 2020 ($)
Cash and cash equivalents	11,364,361	11,837,162
Working capital	42,474,241	42,997,711
Total assets	69,495,991	70,653,626
Total current liabilities	305,224	399,558
Accounts payable and accrued liabilities	305,224	399,558
Total non-current liabilities	40,000	40,000
Shareholders' equity	69,150,767	70,214,068

As at July 31, 2020, the Company had cash and cash equivalents of $11,364,361, compared to $11,837,162 at April 30, 2020. During three months ended July 31, 2020, the Company purchased additional ordinary shares of Yellow Cake in the open market for $167,836. The Company had accounts payable and accrued liabilities of $305,224 at July 31, 2020, compared to $399,558 at April 30, 2020. The change in the accounts payable and accrued liabilities balance was primarily due to the timing of payment. As at July 31, 2020, the Company had working capital of $42,474,241 (April 30, 2020: $42,997,711).

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance, by way of private placements of Common Shares and special warrants, the IPO, cash receipts from the repayment of a promissory note receivable in fiscal year 2020, and the historic credit facilities in an aggregate of US$28.5 million. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

Debt

As of July 31, 2020, the Company has a loan payable of $40,000 to the Government of Canada.

Cash Flows

Operating Activities

Net cash used in operating activities during the three months ended July 31, 2020 was $245,252, compared to $420,835 for the same period in the previous fiscal year. Significant operating expenditures during the period included consulting fees, general and administrative expenses, management and directors’ fees and professional fees. The decrease in net cash used in operating activities is primarily due to the decrease in management and directors’ fees, partially offset by an increase in general and administrative expenses and professional fees.

Investing Activities

Net cash used in investing activities during the three months ended July 31, 2020 was $147,599, compared to $1,316,410 for the same period in the previous fiscal year. During the three months ended July 31, 2020, the Company used $167,836 to acquire additional shares of Yellow Cake and received $20,237 interest on guaranteed investment certificates. During the same period in fiscal year 2020, the Company paid $1.3 million in connection with the acquisition of the royalty interests in the Church Rock project, the Dewey-Burdock project, the Lance project and the Roca Honda project, and a promissory note receivable which was repaid in full in January 2020.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Financing Activities

Net cash used in financing activities during the three months ended July 31, 2020 was $nil, compared to $195,890 for the same period in the previous fiscal year. Cash used during the three months ended July 31, 2019 included transaction costs incurred for the amendment of the margin loan of $194,887, partial repayment of the margin loan of $498,269 and interest of $252,734 to the lender thereunder, offset by cash proceeds of $750,000 from private placement of special warrants.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three months ended July 31, 2020, the Company incurred $1,140 (2020: $Nil) in general and administrative expenses related to website design and website hosting services provided by a company controlled by a direct family member of the Company’s Chairman. The amount payable to such related party of $1,197 (April 30, 2020: $1,319) is included in accounts payable and accrued liabilities as at July 31, 2020.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2020 and 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three months ended July 31, 2020 and 2019, comprised of:

	For the three months ended July 31,
	2020	2019
	($)	($)
Scott Melbye - Chief Executive Officer (1)	31,168	-
Scott Melbye - Former Chairman (2)	-	39,948
Philip Williams - Former Chief Executive Officer (3)	-	117,532
Josephine Man - Chief Financial Officer (4)	16,875	52,691
Amir Adnani - Chairman (5)	19,500	-
Lady Barbara Judge CBE - Director (6)	3,750	-
David Neuburger - Director (6)	3,750	-
Vina Patel - Director (6)	3,750	-
Total	78,793	210,171

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Notes:

(1)	Management fee of $31,168 (2020: $Nil) for the three months ended July 31, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company.

(2)	Chair fee of $Nil (2020: $39,948) for the three months ended July 31, 2020 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

(3)	Management fee of $Nil (2020: $117,532) for the three months ended July 31, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019.

(4)	Management fee of $16,875 (2020: $52,691) for the three months ended July 31, 2020 represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer.

(5)	Chair fee of $19,500 (2020: $Nil) for the three months ended July 31, 2020 was charged by a company controlled by Amir Adnani, the Chairman of the Company.

(6)	Consisted of directors’ fees.

Critical Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subject judgment or assessments.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

●	impairment testing: key assumptions underlying the recoverable amounts; and

●	recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Financial Instruments and Risk Management

At July 31, 2020, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

July 31, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,364,361	-	-	11,364,361
Restricted cash	725,600	-	-	725,600
Short-term investments	30,461,725	-	-	30,461,725
Financial Liabilities
Government loan payable	-	40,000	-	40,000

April 30, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,837,162	-	-	11,837,162
Restricted cash	752,250	-	-	752,250
Short-term investments	30,456,461	-	-	30,456,461
Financial Liabilities
Government loan payable	-	40,000	-	40,000

During the three months ended July 31, 2020, the Company used $167,836 to acquire additional shares of Yellow Cake.

Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three months ended July 31, 2020

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2020. The Company’s working capital as at July 31, 2020 was $42,474,241. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at July 31, 2020 would have an impact, net of tax, of approximately $2,635,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $272,000 on net loss for the three months ended July 31, 2020.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at July 31, 2020, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,635,000 on other comprehensive income.

Subsequent Events

On September 2, 2020, the Company announced Lady Barbara Judge CBE, a director and chair of the Company’s Nominating and Corporate Governance Committee, has passed away.

Outstanding Share Data

As at the date hereof, the Company has 71,835,238 Common Shares outstanding. In addition, the following common share purchase warrants outstanding are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	500,000
December 6, 2024(2)	2.00	27,397,630
		27,897,630

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com.

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